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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 31/12/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Pictet Overseas Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1000 de la Gauchetière Street West, Suite 3100
(No. and Street)

Montreal	Quebec	H3B 4W5
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mary Zavitsanos/Eric Hamid	514-350-6232 / 514-350-6249	mzavitsanos@pictet.com/ehamid@pictet.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers, LLP
(Name – if individual, state last, first, and middle name)

1250 Rene Levesque Blvd. West, Suite 2500	Montreal	Quebec	H3B 4Y1
(Address)	(City)	(State)	(Zip Code)

	PCAOB ID No. 271
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mary Zavitsanos / Eric Hamid, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Pictet Overseas Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
Executive Director, CFO & FINOP / Managing Director and CEO

Notary Public Jacques Guvlekjian, Lawyer, Quebec Bar # 287152-1

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ■ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ■ (z) Other: SIPC Supplemental Report

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Pictet Overseas Inc.

Financial Statements and Supplemental Schedules
Pursuant to Rule 17a-5 under the Securities
Exchange Act of 1934 and Regulation 1.10 of the
Commodity Exchange Act
December 31, 2023 and December 31, 2022
(expressed in US dollars)

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Pictet Overseas Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Pictet Overseas Inc. (the Company) as of December 31, 2023 and December 31, 2022, and the related statements of changes in shareholder's equity, statements of changes in liabilities subordinated to the claims of general creditors pursuant to a satisfactory subordination agreement, statements of income and comprehensive income, and statements of cash flows for the years then ended, including the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and December 31, 2022, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1
T: +1 514 205 5000, F: +1 514 876 1502, ca_montreal_main_fax@pwc.com

Supplemental Information

The accompanying statements of computation of net capital and computation of aggregate indebtedness as of December 31, 2023 and December 31, 2022 (Schedule I), and statement of segregation requirements and funds in segregation for customers trading on US commodity exchanges (Schedule II), statement of segregation requirements and funds in segregation for customers' dealer options accounts (Schedule III), statement of secured amounts and funds held in separate accounts for foreign futures and foreign options customers pursuant to commission regulation 30.7 (Schedule IV) and statement of cleared swaps customer segregation requirements and funds in cleared swaps customer accounts under 4D(F) of CEA (Schedule V) as of December 31, 2023 (collectively, the supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP[1]

Montréal, Quebec, Canada
February 29, 2024

We have served as the Company's auditor since 1996.

---

[1] CPA auditor, public accountancy permit No. A123475

Pictet Overseas Inc.

Statements of Financial Condition

As of December 31, 2023 and December 31, 2022

(expressed in US dollars)

	2023 $	2022 $
Assets		
Current assets		
Cash and cash equivalents	2,113,881	2,384,608
Cash segregated for benefit of customers	751,753	6,292,948
Financial assets at fair value through net income (note 4)	20,252,442	11,091,803
Short-term deposits (note 5)	30,100,000	31,000,000
Accounts receivable	1,350,738	947,201
Derivative financial assets (note 6)	212,828	259,326
Due from customers (note 7)	5,516,089	956
Due from correspondents (note 8)	9,334,454	29,389,767
Prepaid expenses	1,576,702	1,421,145
Income taxes receivable	-	4,256
	71,208,887	82,792,010
Liabilities		
Current liabilities		
Accounts payable and accrued charges	940,506	885,389
Due to customers (note 9)	14,698,871	27,501,643
Due to correspondents (note 10)	25,676	-
Subordinated loan (note 11)	12,000,000	12,000,000
Income taxes payable	63,517	-
	27,728,570	40,387,032
Shareholder's Equity		
Redeemable preferred shares (note 13)	25,000,000	25,000,000
Common shares (note 13)	5,000,000	5,000,000
Retained earnings	13,480,317	12,404,978
	43,480,317	42,404,978
	71,208,887	82,792,010

Commitments and contingencies (note 23)

The accompanying notes are an integral part of these financial statements.

Pictet Overseas Inc.

Statements of Changes in Shareholder's Equity

For the years ended December 31, 2023 and December 31, 2022

(expressed in US dollars)

	Common stock		Preferred stock					
	Number of Class A common shares	Amount $	Number of Class C preferred shares	Amount $	Number of Class D preferred shares	Amount $	Retained earnings $	Total $
Balance as at December 31, 2021	5,000,000	5,000,000	22,500,000	22,500,000	2,500,000	2,500,000	11,919,285	41,919,285
Net income and comprehensive income for the year	-	-	-	-	-	-	485,693	485,693
Balance as at December 31, 2022	5,000,000	5,000,000	22,500,000	22,500,000	2,500,000	2,500,000	12,404,978	42,404,978
Net income and comprehensive income for the year	-	-	-	-	-	-	1,075,339	1,075,339
Balance as at December 31, 2023	5,000,000	5,000,000	22,500,000	22,500,000	2,500,000	2,500,000	13,480,317	43,480,317

The accompanying notes are an integral part of these financial statements.

Pictet Overseas Inc.

Statements of Changes in Liabilities Subordinated to the Claims of General Creditors
Pursuant to a Satisfactory Subordination Agreement

For the years ended December 31, 2023 and December 31, 2022

(expressed in US dollars)

	2023 $	2022 $
Balance – Beginning of year	12,000,000	12,000,000
Increase	-	-
Balance – End of year	12,000,000	12,000,000

The accompanying notes are an integral part of these financial statements.

Pictet Overseas Inc.

Statements of Income and Comprehensive Income

For the years ended December 31, 2023 and December 31, 2022

(expressed in US dollars)

	2023 $	2022 $
Revenue		
Commissions (note 14)	9,324,586	10,128,708
Other income (note 15)	2,898,311	1,506,821
Unrealized gain in fair value of derivative financial instruments	212,828	259,326
Interest income	3,048,573	1,164,272
	15,484,298	13,059,127
Expenses		
Personnel (note 19)	3,892,937	3,479,335
Operating (note 16)	7,008,230	6,608,320
General and administrative (note 17)	2,544,614	1,590,689
Interest (note 19)	576,957	728,329
	14,022,738	12,406,673
Income before income taxes	1,461,560	652,454
Provision for income taxes (note 18)	386,221	166,761
Net income and comprehensive income for the year	1,075,339	485,693

The accompanying notes are an integral part of these financial statements.

Pictet Overseas Inc.

Statements of Cash Flows

For the years ended December 31, 2023 and December 31, 2022

(expressed in US dollars)

	2023 $	2022 $
Cash flows from		
Operating activities		
Net income and comprehensive income for the year	1,075,339	485,693
Changes in non-cash operating working capital items		
Cash segregated for benefit of customers	5,541,195	151
Unrealized gain on financial assets at fair value through net income	(188,396)	(92,461)
Derivative financial instruments	46,498	(28,736)
Accounts receivable	(403,537)	55,526
Due from customers	(5,515,133)	38,563,631
Due from correspondents	20,055,313	(23,814,827)
Prepaid expenses	(155,557)	(1,099,879)
Income taxes receivable	4,256	(2,859)
Accounts payable and accrued charges	55,117	185,122
Due to customers	(12,802,772)	16,506,117
Due to correspondents	25,676	(31,823,413)
Income taxes payable	63,517	-
Net cash provided by operating activities	7,801,516	(1,065,935)
Investing activities		
Acquisition of short-term deposits	(365,200,000)	(470,500,000)
Redemption of short-term deposits	366,100,000	483,000,000
Acquisition of Treasury Bills	(19,971,585)	(10,999,342)
Redemption of Treasury Bills	10,999,342	-
Net cash used in investing activities	(8,072,243)	1,500,658
Net change in cash and cash equivalents during the year	(270,727)	434,723
Cash and cash equivalents – Beginning of year	2,384,608	1,949,885
Cash and cash equivalents – End of year	2,113,881	2,384,608
Supplementary information		
Interest paid	586,957	743,329
Income taxes paid	321,803	173,256

The accompanying notes are an integral part of these financial statements.

(expressed in US dollars)

1 Organization and nature of business

Pictet Overseas Inc. (the Company) was incorporated on December 7, 1993 under the laws of Canada and began operations on July 1, 1994. The Company is owned by Sopafin (Luxembourg) SA (the Parent), and is an affiliate of Banque Pictet & Cie S.A. (BPSA).

The Company is registered as a securities broker-dealer with the Securities and Exchange Commission (SEC) in 53 US states, territories, and districts and as an approved futures commission merchant (FCM) with the Commodity Futures Trading Commission (CFTC). The Company is a member of the Financial Industry Regulatory Authority (FINRA), the Securities Investor Protection Corporation (SIPC), and the National Futures Association (NFA).

The Company provides trade execution services for global equities, fixed income, equity options, foreign exchange, domestic and foreign listed derivative products, and foreign currency forward contracts.

2 Significant accounting policies

Basis of presentation

The financial statements have been prepared under accounting principles generally accepted in the United States of America (US GAAP).

The financial statements are prepared and presented in US dollars, which is also the Company's functional currency.

Management estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management considers that no significant estimates are made in the context of the financial statements.

Cash and cash equivalents

Cash and cash equivalents consist of balances with banks and highly liquid short-term deposits with maturities of less than three months.

(expressed in US dollars)

Cash segregated for benefit of customers

Cash segregated for benefit of customers represents cash segregated and held in separate accounts in accordance with Regulation 1.20, Customer Segregated Accounts, under Sections 4d(a) and 4d(b), and Regulation 30.7, Customer Secured Accounts, under Section 4(b) of the Commodity Exchange Act (CEA).

Due from and to customers

Amounts due from and to customers consist of failed trades pending settlement, funds received, net unrealized profit and loss on open future contract positions, and net value of options on futures contracts.

Due from and to correspondents

The amounts due from and to correspondents include amounts receivable or payable to broker dealers for failed trades pending settlement, net liquidating equity on open futures contract positions and net value of options on futures contracts held at the Company's clearing futures commissions merchant (FCM).

Income taxes

The Company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values of assets and liabilities using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

Revenue recognition

Commission revenue earned from commission-based services is accounted for on a trade date basis when the service is performed. On its riskless principal trades, the Company recognizes a spread on the transaction which is reflected in the statement of income and comprehensive income for open foreign currency forward contracts on the trade date.

Interest income

Interest income consists of interest earned on the Company's cash and cash equivalents balances, its investments in Treasury Bills and short-term deposits, and due from correspondents.

Other income

Other income includes FCM minimum fees which result from a service level agreement with BPSA for services the Company provides as an FCM. Also included in other income are fees for client services provided by the Company on behalf of affiliates to serve external clients' needs such as administration, custody, and operations, and to develop new product offerings.

(expressed in US dollars)

Agency and principal transactions

In its capacity as a broker-dealer, the Company's main business activity is to offer brokerage services on a delivery versus payment basis, and as such, the Company does not hold customer funds or securities. The Company's product offering includes equities, fixed income, equity options, foreign exchange and foreign currency forward contracts. The Company acts as agent when executing client transactions with the exception of fixed income and foreign exchange spot and forward transactions. As agent, the Company is acting only in a broker capacity, purchasing or selling the securities against receipt of payment or delivery of stock from the client's custodian.

For fixed income and foreign exchange spot and forward transactions, the Company acts as a riskless principal and enters into back to back trades between itself, its counterparty and its client, and earns a spread on the transaction. The Company accepts foreign exchange orders and enters into forward contracts on foreign exchange only from customers for whom BPSA is the custodian. The Company hedges all of its foreign exchange orders back to back exclusively with BPSA, thus eliminating any counterparty credit risk, as BPSA acts as both the prime broker and custodian of the client and also as the Company's own foreign exchange counterparty.

Non-clearing futures commission merchant

In its capacity as a FCM, the Company provides trade execution services for domestic and foreign listed derivative products. The Company is a non-clearing FCM and clears its trades through a clearing FCM. The Company acts as custodian for its customers' derivative transactions.

Foreign currency translation

Monetary assets and liabilities denominated in a foreign currency are translated at the rates in effect at the statement of financial condition date. Revenues and expenses denominated in a foreign currency are translated into US dollars at the rate of exchange prevailing at the transaction date. Gains and losses on foreign exchange are included in the statement of income and comprehensive income.

Financial instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are no longer recognized when the rights to receive cash flows from the instruments have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership. Financial liabilities are no longer recognized when they have expired or have been cancelled.

Financial assets and financial liabilities are offset and the net amount is reported in the statement of financial condition when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

(expressed in US dollars)

Estimated fair value of financial instruments

The Company values its financial instruments using a hierarchy of fair values that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value.

The fair value hierarchy can be summarized as follows:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Derivatives

Derivative contracts can be exchange-traded or over the counter (OTC). Exchange-traded derivatives typically fall within Level 1 or Level 2 of the fair value hierarchy depending on whether they are deemed to be actively traded or not. The Company defines an active market based on the liquidity of the product. OTC derivatives are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency.

Classification of financial assets and financial liabilities

Financial assets and financial liabilities are classified in one of the following categories: FVTNI or loans and receivables.

Financial assets designated at FVTNI comprise US Government Treasury Bills and derivative financial instruments. These financial instruments are recorded at fair value, with changes in fair value recorded in net income and comprehensive income for the year.

Financial assets designated as loans and receivables comprise cash and cash equivalents, cash segregated for benefit of customers, short-term deposits, accounts receivable, due from customers and due from correspondents. These financial assets are recorded at amortized cost, net of impairment losses if any.

Financial liabilities designated as loans and receivables comprise accounts payable and accrued charges, due to customers, due to correspondents and subordinated loan. These financial liabilities initially recognized at fair value are recorded at amortized cost.

(expressed in US dollars)

3 Recent accounting developments – Accounting guidance recently adopted

There were no new standards that were recently issued that materially impacted the Company.

4 Financial assets at fair value through net income

	2023 $	2022 $
US Government Treasury Bills at fair value	20,252,442	11,091,803

5 Short-term deposits

As of December 31, 2023, the Company had two short-term deposits in the amounts of $11,600,000 and $18,500,000, bearing interest at 5.27% and 5.34%, respectively, and maturing on January 5 and January 17, 2024, respectively.

As of December 31, 2022, the Company had two short-term deposits in the amounts of $11,000,000 and $20,000,000, bearing interest at 4.18% and 4.28%, respectively, and maturing on January 6 and January 13, 2023, respectively.

6 Derivative financial instruments

Derivative contracts are instruments, such as futures, forwards, swaps or option contracts that derive their value from underlying assets, indices, reference rates or a combination of these factors. Derivative contracts may be contracts which are privately negotiated and referred to as OTC derivatives, or actively traded on an exchange.

Substantially all of the Company's derivative transactions are entered into on behalf of its customers.

Forward contracts

The Company accepts foreign exchange orders from and enters into foreign currency forward contracts with customers. These transactions are riskless principal transactions. The Company hedges all of its foreign exchange orders back to back exclusively with BPSA.

(expressed in US dollars)

In all circumstances, BPSA acts as both the prime broker and custodian of the client and also as the Company's own foreign exchange counterparty. Therefore, the counterparty credit risk is entirely hedged as BPSA is the Company's counterpart for both the derivative asset and liability. These back to back transactions are offset, and only the resulting spread is reflected in the statement of financial condition and in the statement of income and comprehensive income.

Other derivative financial instruments

Other derivative financial instruments result mainly from transactions on behalf of customers in which the Company contracts with counterparties on the market.

The fair value of the derivative financial instruments netted in the statement of financial condition is as follows:

					2023
			Contract volume		
	Derivative assets at fair value $	Derivative liabilities at fair value $	Exchange traded $	OTC	Total
Foreign exchange					
Forward contracts by maturity					
Under 3 months	118,052	-	-	11,755,108,145	11,755,108,145
Between 3 and 6 months	80,677	-	-	7,859,879,120	7,859,879,120
Between 6 and 9 months	-	-	-	-	-
Between 9 and 12 months	14,099	-	-	55,865,539	55,865,539
Total financial instruments	212,828	-	-	19,670,852,804	19,670,852,804

					2022
			Contract volume		
	Derivative assets at fair value $	Derivative liabilities at fair value $	Exchange traded $	OTC	Total
Foreign exchange					
Forward contracts by maturity					
Under 3 months	132,126	-	-	11,770,814,288	11,770,814,288
Between 3 and 6 months	93,507	-	-	7,843,533,738	7,843,533,738
Between 6 and 9 months	-	-	-	-	-
Between 9 and 12 months	33,693	-	-	134,673,875	134,673,875
Total financial instruments	259,326	-	-	19,749,021,901	19,749,021,901

(expressed in US dollars)

7 Due from customers

	2023 $	2022 $
FCM segregated accounts	5,490,323	-
Failed trades pending settlement	25,686	-
Other	80	956
	5,516,089	956

8 Due from correspondents

	2023 $	2022 $
FCM secured accounts	9,061,197	18,811,440
FCM segregated accounts	273,257	10,578,327
	9,334,454	29,389,767

9 Due to customers

	2023 $	2022 $
FCM secured accounts	9,100,794	17,226,294
FCM segregated accounts	5,598,077	10,275,349
	14,698,871	27,501,643

10 Due to correspondents

	2023 $	2022 $
Failed trades pending settlement	25,676	-

(expressed in US dollars)

11 Subordinated loan

On April 25, 2019, the Company entered into a subordinated loan agreement, (the subordinated loan) with its Parent in accordance with Appendix D of SEC Rule 15c3-1. This subordinated loan is non-secured and subordinate to the Company's obligations to other vendors and creditors. The subordinated loan has an initial one-year term and a 3% annual interest rate, calculated using the simple interest method. To the extent that such borrowings are required for the continued compliance with the minimum net capital requirements, they may not be repaid. The term is automatically renewed for additional one-year terms unless the Parent notifies in writing, both the Company and FINRA, before the scheduled maturity date of its intention not to extend the maturity date. This will be allowed provided the Company continues to comply with the minimum net capital requirements both before and after the proposed return of funds. The loan was renewed for an additional one-year term on April 26, 2023. The subordinated loan is included in the calculation of the Company's net capital as per the SEC's uniform net capital rule.

12 Credit facilities

On December 5, 2019, the Company entered into a broker loan and security agreement with the Bank of Montreal (the Bank). Under the terms of this agreement, the Bank will extend and/or renew up to $10,000,000 of secured loans on a revolving basis at the Bank's prime rate. The borrowed funds are secured by marketable securities that the Company has on deposit with the Bank. As at December 31, 2023 and 2022, no amount is due under this agreement.

13 Capital stock

Authorized, unlimited as to number

- Class A common shares, voting
- Class B common shares, non-voting
- Class A preferred shares, voting, non-participating, without par value, ranking in priority to Class B, C and D preferred shares and Class A and B common shares, with entitlement to dividends as declared by the Board of Directors, redeemable at the option of the Company at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends
- Class B preferred shares, non-voting, non-participating, without par value, ranking in priority to Class C and D preferred shares and Class A and B common shares, with entitlement to dividends as declared by the Board of Directors, redeemable at the option of the Company at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends
- Class C preferred shares, voting, non-participating, without par value, ranking in priority to Class D preferred shares and Class A and B common shares, with entitlement to dividends as declared by the Board of Directors, redeemable at the option of the Company or the holder at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends

(expressed in US dollars)

Class D preferred shares, non-voting, non-participating, without par value, ranking in priority to Class A and B common shares, with entitlement to dividends as declared by the Board of Directors, redeemable at the option of the Company or the holder at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends

Issued and fully paid

	2023 $	2022 $
22,500,000 Class C preferred shares	22,500,000	22,500,000
2,500,000 Class D preferred shares	2,500,000	2,500,000
5,000,000 Class A common shares	5,000,000	5,000,000
	30,000,000	30,000,000

14 Commissions

	2023 $	2022 $
Brokerage commissions (note 19)	7,120,517	7,246,020
Foreign exchange market (note 19)	976,095	1,154,369
Commodities (note 19)	1,227,974	1,728,319
	9,324,586	10,128,708

15 Other income

	2023 $	2022 $
FCM minimum fee (note 19)	1,329,537	1,301,838
Services to affiliates (note 19)	1,340,305	-
Custody fees (note 19)	126,384	166,000
Other revenues	102,085	38,983
	2,898,311	1,506,821

(expressed in US dollars)

16 Operating expenses

	2023 $	2022 $
Stock exchange and related expenses	2,319,553	2,788,894
Commission reallowances	431,798	1,005,961
Information services and subscriptions	2,178,558	2,437,894
Membership fees	139,770	143,532
Licences and software maintenance	16,147	13,051
Loss (gain) on foreign exchange	(70,215)	218,988
Services from affiliates (note 19)	1,206,280	-
Development costs	786,339	-
	7,008,230	6,608,320

17 General and administrative expenses

	2023 $	2022 $
Management fees	1,188,863	1,185,238
Professional and other fees	1,155,827	382,984
General office expenses	40,382	22,467
Services from affiliates (note 19)	155,276	-
Travel, meals and entertainment	4,266	-
	2,544,614	1,590,689

18 Current income taxes

Rate reconciliation: Statutory to effective tax rate

	2023 $	2022 $
Income before income taxes	1,461,560	652,454
Income taxes at statutory rate of 26.5% (2022 – 26.5%)	387,313	172,900
Permanent items	1,102	-
Other reconciliation items		
True-up difference from prior years and other	(2,194)	(6,139)
Provision for income taxes	386,221	166,761

(expressed in US dollars)

19 Related party transactions and balances

All transactions and balances with related parties are with entities under common ownership. The statement of financial condition includes the following related party balances:

	2023 $	2022 $
Assets		
Cash and cash equivalents	558,106	96,211
Accounts receivable	1,054,779	675,000
Due from customers	5,490,323	-
Liabilities		
Accounts payable and accrued charges	446,230	411,253
Due to customers	8,137,683	27,501,913
Due to correspondents	25,676	-
Subordinated loan	12,000,000	12,000,000

The statement of income and comprehensive income includes the following related party transactions:

	2023 $	2022 $
Revenue		
Commissions: Brokerage commissions and foreign exchange market	4,932,227	3,949,944
Commissions: Commodities	1,216,900	1,710,941
Other income	2,796,226	1,467,838
Interest income	88,745	199,000
Expenses		
Personnel	3,607,454	3,307,772
General and administrative	1,257,194	1,126,663
Operating	1,563,137	316,717
Interest	365,267	365,045

The Company clears its North American equity trades through Pictet Canada L.P. and its European and international (with few exceptions) equity trades through BPSA. Commissions are collected by Pictet Canada L.P. and BPSA at the settlement date and are remitted to the Company.

During the years ended December 31, 2023 and 2022, the Company paid clearing fees to Pictet Canada L.P. These are included in operating expenses. Similarly, the Company paid trade execution fees to Pictet Canada L.P. and BPSA.

The Company has entered into a service level agreement with Pictet Canada L.P. Under the terms of this agreement, the Company earns commissions for execution services rendered on US equities, options and fixed income.

(expressed in US dollars)

The Company has entered into an expense sharing agreement with Pictet Canada L.P. for administrative and accounting services. Under the terms of this agreement, the Company reimburses a portion of personnel and general administrative services to Pictet Canada L.P.

The Company has entered into a service level agreement with BPSA whereby it collects a minimum annual fee for the services it provides as an FCM. This fee is reviewed and agreed upon annually.

The Company has entered into a service agreement with Pictet & Cie Group SCA. Under the terms of this agreement, the Company is invoiced for various services provided by Pictet & Cie Group SCA. The amount paid is included in general and administrative expenses.

The Company is charged interest on debit balances on futures trading accounts by its correspondent clearing broker. The Company is also charged custody fees on the collateral lodged as security against margin required on futures trades at the correspondent broker. Effective 2022, both of these amounts have been charged back to the underlying clients.

Unless otherwise disclosed, all related party transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties and the Company.

Effective January 1, 2023, the Pictet Group adopted a transfer pricing model for its intra-group services. Under the new transfer pricing model, the Company is allocated various costs by affiliates based on services it receives from affiliates. Likewise, the Company earns income for services it provides to affiliates.

Services in scope of the transfer pricing model are divided into two categories:

- Internal products, which are services related to corporate functions, IT, logistics, operations and specific lines of services; and
- Client services, which are services provided to serve external clients' needs related to administration, custody and operations.

20 Collateral pledged and received

The Company receives securities from customers in connection with its FCM activity. These securities are used to cover initial margin requirements. As of December 31, 2023, the Company received collateral with a market value of $103,556,352 (2022 – $129,406,042) and $27,815,430 (2022 – $57,750,859) for customers' segregated and secured accounts, respectively, to cover its customers' exposures, which were partly pledged to the clearing FCM. These securities are not included in the balance stated on the Company's statement of financial condition, as they do not meet the criteria for recognition under US GAAP.

(expressed in US dollars)

21 Financial instruments and risk management

Fair value

The Company has estimated the fair market values of its financial instruments based on the current interest rate environment, related market values and current pricing of financial instruments with comparable terms. The carrying values of its financial instruments approximate their fair market values, unless otherwise indicated.

Credit risk

Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations. The Company's credit risk arises from its cash and cash equivalents, cash segregated for benefit of customers, short-term deposits, Treasury Bills, accounts receivable, derivative financial assets, due from customers and due from correspondents. The maximum exposure of the Company to credit risk before taking into account any collateral held or other credit enhancements is the carrying amount of the receivables.

	2023 $	2022 $
Cash and cash equivalents	2,113,881	2,384,608
Cash segregated for benefit of customers	751,753	6,292,948
Financial assets at fair value through net income	20,252,442	11,091,803
Short-term deposits	30,100,000	31,000,000
Accounts receivable	1,350,738	947,201
Derivative financial assets	212,828	259,326
Due from customers	5,516,089	956
Due from correspondents	9,334,454	29,389,767
Maximum exposure	69,632,185	81,366,609

The Company's financial instruments are with other major financial institutions which have a Prime-1 credit rating from Moody's. Consequently, management considers the risk of counterparties defaulting on their obligations to be low.

As of December 31, 2023 and 2022, there were no amount of receivables in default.

The Company's exposure to credit risk is negligible on principal trades as the Company acts as a riskless principal and does not take a position in the security but rather enters into back to back principal trade between itself, its counterparty and its client.

(expressed in US dollars)

Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet a demand for cash or fund its obligations as they come due. The Company's management is responsible for reviewing liquidity resources to ensure that funds are readily available to meet its financial obligations as they come due, as well as ensuring that they are held with a Canadian chartered bank and have maturities of up to 12 months. The Company manages its treasury on a monthly basis. Any excess cash after taking into account planned operational expenses is invested in short-term deposits or in Treasury Bills for a period of up to 12 months.

Market risk

Market risk is the risk that the fair value of financial instruments will fluctuate because of changes in market prices. The Company separates market risk into three categories: fair value risk, interest rate risk and currency risk.

Fair value risk

The Company's exposure to fair value risk is negligible as it does not engage in proprietary trading. All of its investments are in short-term deposits or in Treasury Bills held with a Canadian chartered bank with maturities of up to 12 months and with BPSA in derivative financial instruments with maturities of up to 12 months.

The following table shows an analysis of financial instruments recorded at fair value as of December 31, 2023, by fair value hierarchy level:

Financial instrument	**Level 1** **$**	**Level 2** **$**	**Level 3** **$**	**Total** **$**
US Government Treasury Bills	20,252,442	-	-	20,252,442
Derivative financial assets	-	212,828	-	212,828

There were no movements between Levels 1, 2 and 3 during the year ended December 31, 2023.

The following table shows an analysis of financial instruments recorded at fair value as of December 31, 2022 by fair value hierarchy level:

Financial instrument	**Level 1** **$**	**Level 2** **$**	**Level 3** **$**	**Total** **$**
US Government Treasury Bills	11,091,803	-	-	11,091,803
Derivative financial assets	-	259,326	-	259,326

There were no movements between Levels 1, 2 and 3 during the year ended December 31, 2022.

(expressed in US dollars)

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the fair value or future cash flows of financial instruments held by the Company. The Company does not incur interest rate risk on its financial instruments recorded at amortized cost, since they all have a maturity of less than one month. The subordinated loan bears interest at fixed rates and therefore is not exposed to interest rate risk.

Currency risk

Currency risk arises from the possibility that changes in the price of foreign currencies will result in losses.

The significant balances in foreign currencies expressed in equivalent US dollars as of December 31, 2023 are as follows:

			2023			2022
	EUR	CA$	Other	EUR	CA$	Other
Cash and cash equivalents	31,004	56,871	467,171	891	89,165	30,187
Accounts receivable	31	67,947	-	-	124,351	2
Derivative financial assets	47,547	57	36,842	62,221	102	30,483
Due from customers	-	-	25,676	-	-	956
Due from correspondents	2,314,123	283,489	8,075,455	8,005,546	228,962	7,294,043
Due to correspondents	-	(25,676)	-	-	-	-
Accounts payable and accrued charges	-	(577,070)	(100,423)	-	(658,486)	-
	2,392,705	(194,382)	8,504,721	8,068,658	(215,906)	7,355,671

Based on the above net exposures as of December 31, 2023 and 2022, and assuming that all other variables remain constant, a 5% appreciation or depreciation of the US dollar against the Euro would result in a decrease or increase of $119,635 (2022 – $403,433) respectively in net income. A 5% appreciation or depreciation of the US dollar against the Canadian dollar would result in a decrease or increase of $9,719 (2022 – $10,795), respectively, in net income. A 5% appreciation or depreciation of the US dollar against all other currencies would result in a decrease or increase of $425,236 (2022 – $367,784), respectively, in net income.

(expressed in US dollars)

22 Capital management

The Company's capital comprises capital stock and retained earnings.

As a member of FINRA and the NFA, the Company is subject to minimum net capital requirements of both regulators, which are as follows:

The Company must maintain a minimum net capital equal to the greater of:

a) $1,000,000;

b) 8% of the amount of customers' risk maintenance margin; and

c) 62/3% of the Company's aggregate indebtedness (AI).

It is also required that the Company's AI not exceed 1,500% of "net capital".

The Company's management monitors the capital of the Company to ensure that it has adequate funds to support business strategies and operational growth. In order to maintain or adjust the capital structure, the Company may issue additional shares or pay out dividends. On a daily basis, the Company computes and monitors its excess net capital and compares the current balance to the projected capital and prior days' amounts.

In its capacity as broker-dealer, the Company does not hold customer funds; however, if inadvertently received, the Company promptly forwards all funds and securities received. Accordingly, the Company is exempt from Rule 15c 3-3 of the Act, under paragraph (k)(2)(i) of that Rule.

In its capacity as an FCM, the Company acts as custodian for its customers' derivative transactions. The Company is required to segregate and hold in separate accounts all funds received to margin the trades or contracts of customers in regulated commodities and cleared OTC derivatives. As of December 31, 2022, for customers trading on US commodity exchanges pursuant to Section 4d(a) of the CEA, segregated funds exceeded such requirement by $5,839,152 (2022– $5,130,880). As of December 31, 2022, for customers trading outside of the US pursuant to Regulation 30.7 of the CEA, the Company held funds in separate accounts labeled as secured accounts that exceeded such requirement by $3,658,186 (2022– $3,101,014).

In 2023, the Company continued with its 2022 strategy, which was to maintain its excess net capital at an adequate level for its operations. As of December 31, 2023, the Company's net capital and minimum net capital required were $50,769,786 and $8,471,982 (2022– $49,887,915 and $12,589,516) respectively resulting in an excess net capital of $42,297,804 (2022– $37,298,399).

(expressed in US dollars)

23 Commitments and contingencies

The Company accrues loss contingencies if it is probable that a loss would result from the contingency and the amount of the loss can be reasonably estimated. If it is reasonably possible that a loss contingency would occur, the Company would disclose the contingency. As of December 31, 2023 and 2022, no provisions for contingencies were accrued.

Pictet Overseas Inc.

Statements of Computation of Net Capital and Computation of Aggregate Indebtedness – Schedule I

As of December 31, 2023 and December 31, 2022

(expressed in US dollars)

	2023 $	2022 $
Computation of net capital		
Capital stock	30,000,000	30,000,000
Retained earnings	13,480,317	12,404,978
Total ownership equity	43,480,317	42,404,978
Liabilities subordinated to claims of general creditors	12,000,000	12,000,000
Total capital and allowable subordinated liabilities	55,480,317	54,404,978
Deductions and/or charges		
Cash and cash equivalents	58,106	-
Accounts receivable	1,224,957	807,645
Prepaid expenses	1,576,702	1,421,145
Income taxes receivable	-	4,256
Derivative financial assets	212,828	259,326
Total non-allowable assets	3,072,593	2,492,372
Net capital before haircuts on securities positions	52,407,724	51,912,606
Charge on Short Option value	357,176	561,728
Haircut on US government securities	6,056	110,918
Haircut on foreign currency positions	1,271,270	1,352,045
Other FCM deduction (Non-FCM Foreign Broker)	3,436	-
Net capital	50,769,786	49,887,915
Minimum net capital required	8,471,982	12,589,516
Excess net capital	42,297,804	37,298,399
Computation of aggregate indebtedness		
Aggregate indebtedness		
Accounts payable and accrued charges	940,506	885,389
Due to correspondents	25,676	-
Income taxes payable	63,517	-
Total aggregate indebtedness	1,029,699	885,389
Aggregate indebtedness as percentage of net capital	2.03%	1.77%

Statement pursuant to paragraph d(4) of Rule 17a-5

There were no material differences between the computation of net capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2023 amended FOCUS Report as filed on February 26, 2024.

Pictet Overseas Inc.

Statements of Segregation Requirements and Funds in Segregation for Customers Trading on US Comodity Exchanges – Schedule II

As of December 31, 2023

(expressed in US dollars)

Segregation Requirements (Section 4d(2) of the CEA)

		$
1.	Net ledger balance	
	A. Cash	2,105,595
	B. Securities (at market)	103,556,352
2.	Off Net unrealized profit (loss) in open futures contracts traded on a contract market	5,554,905
3.	Exchange traded options	
	A. Add market value of open option contracts purchased on a contract market	1,376,655
	B. Deduct market value of open option contracts granted (sold) on a contract market	(8,929,401)
4.	Net equity (deficit) (add lines 1, 2 and 3)	103,664,106
5.	Accounts liquidating to a deficit and accounts with debit balances – gross amount	5,490,323
	Less: Amount offset by customer owned securities	(5,490,323)
6.	Amount required to be segregated (add lines 4 and 5)	103,664,106

Pictet Overseas Inc.

Statements of Segregation Requirements and Funds in Segregation for Customers Trading on US Comodity Exchanges – Schedule II ...*continued*

As of December 31, 2023

(expressed in US dollars)

Fund in Segregated Accounts

	$
7. Deposited in segregated funds bank accounts	
A. Cash	236,847
B. Securities representing investments of customers' funds (at market)	5,437,410
C. Securities held for particular customers or option customers in lieu of cash margins (at market)	-
8. Margins on deposit with clearing organizations of contract markets	
A. Cash	-
B. Securities representing investments of customers' funds (at market)	-
C. Securities held for particular customers or option customers in lieu of cash margins (at market)	-
9. Net settlement from (to) derivatives clearing organizations of contract markets	-
10. Exchange traded options	
A. Value of open long option contracts	-
B. Value of open short options contracts	-
11. Net equities with other FCMs	
A. Net liquidating equity	272,649
B. Securities representing investments of customers' funds (at market)	-
C. Securities held for particular customers or option customers	103,556,352
12. Segregated funds on hand (describe on separate page)	-
13. Total amount in segregation (add lines 7 through 12)	109,503,258
14. Excess (deficiency) of funds in segregation (subtract line 6 from line 13)	5,839,152
15. Management target amount for excess funds in segregation	1,500,000
16. Excess (deficiency) of funds in segregation over (under) management target amount	4,339,152

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited December 31, 2023 amended FOCUS Report as filed on February 26, 2024.

Pictet Overseas Inc.

Statements of Segregation Requireents and Funds in Segregation for
Customers' Dealer Options Accounts – Schedule III

As of December 31, 2023

(expressed in US dollars)

	$
1. Amount required to be segregated in accordance with Commission Regulation 32.6	-
2. Funds in segregated accounts	
A. Cash	-
B. Securities (at market)	-
C. Total	-
3. Excess (deficiency) of funds in segregation (subtract line 2.C from line 1)	-

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited December 31, 2023 amended FOCUS Report as filed on February 26, 2024.

Pictet Overseas Inc.

Statements of Secured Amounts and Funds Held in Segregate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commission Regulation 30.7 – Schedule IV

As of December 31, 2023

(expressed in US dollars)

Foreign Futures and Foreign Options Secured Accounts

	$
Amount required to be set aside pursuant to law, rule or regulation of a foreign government or a rule of a self-regulatory organization authorized thereunder	-
1. Net ledger balance – Foreign futures and foreign options trading – All customers	
A. Cash	8,015,830
B. Securities (at market)	27,815,430
2. Net unrealized profit (loss) in open futures contracts traded on a foreign board of trade	1,084,963
3. Exchange traded options	
A. Market value of open option contracts purchased on a foreign board of trade	-
B. Market value of open contracts granted (sold) on a foreign board	-
4. Net equity (deficit) (add lines 1, 2 and 3)	36,916,223
5. Accounts liquidating to a deficit and accounts with debit balances – Gross amount Less; Amount offset by customer owned securities	-
6. Amount required to be set aside as the secured amount – Net liquidating equity method (add lines 4 and 5)	36,916,223
7. Greater of amount required to be set aside pursuant to foreign jurisdiction (above) or line 6.	36,916,223

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited December 31, 2023 amended FOCUS Report as filed on February 26, 2024.

Pictet Overseas Inc.

Statements of Secured Amounts and Funds Held in Segregate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commission Regulation 30.7 – Schedule IV ...*continued*

As of December 31, 2023

(expressed in US dollars)

Funds Deposited in Separate Regulation 30.7 Accounts

		$	$
1.	Cash in banks		
	A. Banks located in the United States	514,746	
	B. Other banks designated by the Commission Name(s):	-	514,746
			-
2.	Securities		
	A. In safekeeping with banks located in the United States	3,188,286	
	B. In safekeeping with other banks designated by the Commission Name(s):	-	3,188,286
3.	Equities with registered futures commission merchants		
	A. Cash	6,523,489	
	B. Securities	6,916,194	
	C. Unrealized gain (loss) on open futures contracts	(668,122)	
	D. Value of long option contracts	-	
	E. Value of short option contracts	-	12,771,561
4.	Amounts held by clearing organizations of foreign boards of trade Name(s):		
	A. Cash	-	
	B. Securities	-	
	C. Amount due to (from) clearing organization – Daily variation	-	
	D. Value of long option contracts	-	
	E. Value of short option contracts	-	
5.	Amounts held by members of foreign boards of trade Name(s):		
	A. Cash	1,605,290	
	B. Securities	20,899,235	
	C. Unrealized gain (loss) on open futures contracts	1,595,291	
	D. Value of long option contracts	-	
	E. Value of short option contracts	-	24,099,816
6.	Amounts with other depositories designated by a foreign board of trade Name(s):	-	-
7.	Segregated funds on hand (describe)	-	-
8.	Total funds in separate section 30.7 accounts		40,574,409
9.	Excess (deficiency) of set aside funds for secured amount		3,658,186
10.	Management target amount for excess funds in separate section 30.7 accounts		900,000
11.	Excess (deficiency) of funds in separate section 30.7 accounts over (under) Management target amount		2,758,186

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited December 31, 2023 amended FOCUS Report as filed on February 26, 2024.

Pictet Overseas Inc.

Statements of Cleared Swaps Customer Segregation Requirements and Funds in Cleared Swaps Customer Accounts under 4D(F) of CEA – Schedule V

As of December 31, 2023

(expressed in US dollars)

Cleared Swaps Customer Requirements

	$
1. Net ledger balance	
A. Cash	-
B. Securities (at market)	-
2. Net unrealized profit (loss) in open cleared swaps	-
3. Cleared swaps options	
A. Market value of open cleared swaps option contacts purchased	-
B. Market value of open cleared swaps option contracts granted (sold)	-
4. Net equity (deficit) (Add lines 1, 2 and 3)	-
5. Accounts liquidating to a deficit and accounts with debit balances – Gross amount	-
Less: Amount offset by customer owned securities	-
6. Amount required to be segregated for cleared swaps customers (add lines 4 and 5)	-

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited December 31, 2023 amended FOCUS Report as filed on February 26, 2024.

Pictet Overseas Inc.

Statements of Cleared Swaps Customer Segregation Requirements and Funds in Cleared Swaps Customer Accounts under 4D(F) of CEA – Schedule V… …*continued*

As of December 31, 2023

(expressed in US dollars)

Funds in Cleared Swaps Customer Segregated Accounts

	$
7. Deposited in cleared swaps customer segregated accounts at banks	
A. Cash	-
B. Securities representing investments of customers' funds (at market)	-
C. Securities held for particular customers or option customers in lieu of cash margins (at market)	-
8. Margins on deposit with derivatives clearing organizations in cleared OTC derivatives customer sequestered accounts	
A. Cash	-
B. Securities representing investments of customers' funds (at market)	-
C. Securities held for particular customers or option customers in lieu of cash margins (at market)	-
9. Net settlement from (to) derivatives clearing organizations	-
10. Cleared swaps options	
A. Value of open cleared OTC derivatives long option contracts	-
B. Value of open cleared OTC derivatives short option contracts	-
11. Net equities with other FCMs	
A. Net liquidating equity	-
B. Securities representing investments of cleared swaps customers' funds (at market)	-
C. Securities held for particular customers or option customers in lieu of cash (at market)	-
12. Cleared swaps customer funds on hand (describe)	-
13. Total amount in cleared swaps customer segregation (add lines 7 through 12)	-
14. Excess (deficiency) of funds in cleared swaps customer segregation (subtract line 6 from line 13)	-
15. Management target amount for excess funds in cleared swaps segregated accounts	-
16. Excess (deficiency) of funds in cleared swap customer segregated account over (under) management target excess	-

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited December 31, 2023 amended FOCUS Report as filed on February 26, 2024.

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Pictet Overseas Inc.

In planning and performing our audit of the financial statements of Pictet Overseas Inc. (the Company) as of and for the year ended December 31, 2023, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, with regard to the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17 of the CFTC.
2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.
3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.
4. The daily computations of cleared swaps customers segregation requirements and funds in cleared swaps customer accounts under Section 4d(f) of the Commodity Exchange Act.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

PricewaterhouseCoopers LLP
1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1
T: +1 514 205 5000, F: +1 514 876 1502, ca_montreal_main_fax@pwc.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding customer and firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for their purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2023 to meet the CFTC's objectives as described above.

This report is intended solely for the information and use of the Board of Director, the CFTC, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commissions merchants, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP[1]

Montréal, Quebec, Canada
February 29, 2024

[1] CPA auditor, public accountancy permit No. A123475

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Pictet Overseas Inc.

In planning and performing our audit of the financial statements of Pictet Overseas Inc. (the Company) as of and for the year ended December 31, 2023, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, with regard to the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17 of the CFTC.
2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.
3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.
4. The daily computations of cleared swaps customers segregation requirements and funds in cleared swaps customer accounts under Section 4d(f) of the Commodity Exchange Act.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

PricewaterhouseCoopers LLP
1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1
T: +1 514 205 5000, F: +1 514 876 1502, ca_montreal_main_fax@pwc.com

pwc

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding customer and firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for their purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2023 to meet the CFTC's objectives as described above.

This report is intended solely for the information and use of the Board of Director, the CFTC, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commissions merchants, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP[1]

Montréal, Quebec, Canada
February 29, 2024

[1] CPA auditor, public accountancy permit No. A123475